SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071- 3144

TEL: (213) 687-5000
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www.skadden.com
BOSTON
CHICAGO
HOUSTON
NEW YORK
PALO ALTO
May 27, 2016	WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
VIA EDGAR	SHANGHAI
H. Roger Schwall	SINGAPORE
Assistant Director	SYDNEY
Division of Corporation Finance	TOKYO
U.S. Securities & Exchange Commission	TORONTO

100 F Street, NE

Washington, D.C. 20549

Re:                             AdvancePierre Foods Holdings, Inc.
Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company,” “we” or “us”), enclosed is a copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), as submitted with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof.  The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated May 6, 2016 (the “Comment Letter”), as well as other updates.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Staff’s comments are indicated in bold italics.  All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Market and Industry Data, page ii

1.                                      You state that your disclosures derive in part from “internal company surveys” and “management estimates.” Please provide us with supplemental support for industry and market statistics, as well as assertions regarding your competitive position within your industry. Include the names and dates of the studies and reports by third parties. If you funded or were otherwise affiliated with any of the studies or reports by third parties, please make this clear. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. You are responsible for the accuracy of all disclosures which appear in your filing.

Response:  Concurrent with this filing, the Company is supplementally providing to the Staff, under separate cover, independent support for industry and market statistics, as well as assertions regarding the Company’s competitive position within its industry.  To expedite the Staff’s review, the Company has annotated the statements in the Amended Registration Statement with cross-references to the supporting document and has highlighted the relevant portion or section of each supporting document submitted to the Staff.  In addition, the Company has revised the disclosure on page ii of the Amended Registration Statement to clearly indicate whether the Company has commissioned the relevant third-party study.

2.                                      Similarly, where you refer throughout your prospectus to your products’ better taste or superior quality when compared with those offered by competitors, please provide support.

Response:  Concurrent with this filing, the Company is supplementally providing to the Staff, under separate cover, independent support for its products’ better taste and superior quality when compared with those offered by competitors. To expedite the Staff’s review, the Company has annotated the statements in the Amended Registration Statement with cross-references to the supporting document and has highlighted the relevant portion or section of each supporting document submitted to the Staff. In addition, the Company has revised the disclosure on page ii of the Amended Registration Statement to clearly indicate that the Company has commissioned the relevant third-party study.

Prospectus Summary, page 1

3.                                      Please identify your largest customer that accounted for 13.6% of your fiscal year 2015 net sales. See Item 101(c)(1)(vii) of Regulation S-K.

Response:  The Company has revised the disclosure on page 5 of the Amended Registration Statement.

Summary Historical Consolidated Financial Data, page 13

4.                                      Disclosure in footnote (4) to the non-GAAP measure for Adjusted EBITDA describes certain adjustments as “non-recurring.” Please tell us more about these adjustments and how you were able to determine that they are non-recurring. Alternatively, revise your disclosure to re-characterize your description of these adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company has revised the disclosure in footnote (5) on page 15 of the Amended Registration Statement to remove the reference to certain adjustments as “non-recurring.”  This reference was inadvertently included in the first sentence of footnote (5) and these adjustments are accurately characterized elsewhere in the Amended Registration Statement.

5.                                      We further note your definition of Adjusted EBITDA defines earnings as “income from continuing operations.” Please note that measures with reference to EBITDA should use net income as presented in the statement of operations under Generally Accepted Accounting Principles. Please modify your description or presentation as necessary. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company has revised the definition of Adjusted EBITDA on page 15 of the Amended Registration Statement to define earnings as “net income (loss),” which corresponds with the table of reconciliation of Adjusted EBITDA and Free Cash Flow to net income (loss).

Risk Factors, page 16

If our products become contaminated or are mislabeled, we may be subject to product liability claims, page 18

6.                                      Please update or expand this risk factor to reflect your recall on April 16, 2016, as well as any other significant recalls in recent periods. We note the reference at page 76 to recalls.

Response:  The Company has revised the disclosure on page 20 of the Amended Registration Statement.

We identified material weaknesses in our internal controls over financial reporting during fiscal 2015, page 38

7.                                      Please explain to us your plans to resolve the material weakness that you identified in your internal controls over financial reporting.

Response:  The Company’s identified material weaknesses relate to inadequate design and operation of controls, due to an insufficient complement of qualified resources,

over (1) the timely and appropriate interpretation and application of technical accounting matters, (2) the completeness and accuracy of disclosures included in its consolidated financial statements and (3) the completeness and accuracy of account reconciliations used to present financial information in its consolidated financial statements.

These material weaknesses were a result of an error in our interpretation of accounting guidance relating to a non-routine and complex transaction, lack of sufficient staff and inadequate time for review of the draft financial statements.

The Company has begun implementing a plan, including short-term and long-term components, to remediate the above material weaknesses in internal control over financial reporting.   The key aspects of the plan are as follows:

Short-term components:

•                  Evaluating the design and operating effectiveness of the Company’s internal control over financial reporting and development of a gap analysis;

•                  Engaging outside consultants with SEC reporting and technical accounting research experience to assist its accounting and finance team until such time as it is able to hire and retain permanent personnel with appropriate technical skills;

•                  Reviewing the analysis and documentation of accounting for financial statement classification matters, including the matters that required adjustment during the 2015 audit;

•                  Performing quarterly reviews of any new, significant non-routine and/or complex transactions by senior financial officers, and (as needed) seeking advice of outside accounting advisors on the interpretation of the accounting guidance and disclosure requirements; and

•                  Implementing an expanded financial statement disclosure checklist reflective of public company reporting standards.

Long-term components:

•                  Recruiting additional accounting and finance personnel with the appropriate accounting and reporting technical skills to support its financial reporting responsibilities;

•                  Assessing competencies of existing accounting and finance personnel with responsibilities for financial reporting, and developing ongoing training programs; and

•                  Developing a more comprehensive internal financial statement package to be reviewed by senior financial officers, including financial statements, supplemental documentation and related reporting checklists.

In addition to implementing controls to remediate the material weaknesses above, the Company will continue to enhance its current control structure as it moves from a private to a public company.  Certain of those enhancements include:

•                  Recruiting additional finance personnel to support internal controls documentation, testing and monitoring of controls;

•                  Reviewing, refining and expanding (as needed) the documentation of key controls in each functional area of its operations;

•                  Reviewing, refining and expanding (as needed) a plan for testing the effectiveness of controls; and

•                  Implementing quarterly compliance sign offs for all key control personnel.

The Company expects to complete implementation of the long-term components of the plan during fiscal 2016 and fiscal 2017.

Dividend Policy, page 38

8.                                      We note that your cash availability is largely dependent upon the ability of your subsidiaries to pay cash dividends or otherwise distribute or advance funds to you. Please tell us about your consideration of whether condensed financial information should be provided pursuant to Rule 5-04(c) of Regulation S-X.

Response:  In considering whether condensed financial information should be provided pursuant to Rule 5-04(c) of Regulation S-X, the Company considered the following authoritative resources:

•                  S-X Guidance 5-04(c) and 4-08(e)(3);

•                  S-X 1-02 and ASC 810-20 Subsidiary definition; and

•                  Section 2810.4 of the SEC FRM, which states that “a registrant with a consolidated shareholders’ deficit is considered to have a net asset base of zero for the purpose of computing its proportionate share of the restricted net assets of consolidated subsidiaries. As a result, any restrictions placed on the net assets of subsidiaries with positive equity would result in the 25% threshold being met and a corresponding requirement to provide parent company financial information.  This is viewed by the staff as consistent with the guidance in SAB Topic 6K2.b (Question 3), which states that a subsidiary with an excess of liabilities over assets has no restricted assets.”

The following is a summary of the facts relevant to the Company’s analysis:

•                  AdvancePierre Foods, Inc. (“APF”) is restricted from dividending or distributing any of its assets to its parent, Pierre Holdco, Inc. (“APF Holdco”), for distribution to APF Holdco’s parent, the Company;

•                  APF had a cumulative stockholders’ deficit as of January 2, 2016 and April 2, 2016;

•                  APF is the Company’s only operating entity; and

•                  There are three legal tax entities that exist below APF.  These legal tax entities do not have trial balances (i.e. balance sheets), operations, resources or assets of any sort and only exist for the tax purpose of paying state income and payroll tax in the various states that APF has operations.  While the Company develops taxable income bases for these legal tax entities in order to allow them to file income taxes, these bases are developed off of various allocations from APF that are required for tax purposes and do not represent book bases in any of the entities.

Based on these facts, the Company’s analysis is as follows:

•                  Because APF has a cumulative stockholders’ deficit, it has no net assets to dividend or distribute to APF Holdco for distribution to the Company pursuant to Section 2810.4 of the SEC FRM;

•                  The three legal tax entities under APF meet the definition of a subsidiary for purposes of ASC 810, but the only activity of these entities is paying state income and payroll tax in the various states that APF has operations.  None of these legal tax entities has operations (including employees), assets, journal entries, or gains or losses.  As such, there are no restricted net assets to assess for dividend or distribution by these legal tax entities to the Company.

Based on the preceding two points, the Company is not required to include Schedule I disclosure in the Amended Registration Statement. Additionally, since the Company has no unconsolidated entities or equity method investees, the same analysis applies with respect to footnote disclosure under S-X 4-08(e)(3).

Management’s Discussion and Analysis, page 44

Consolidated Results of Operations, page 47

9.                                      Please expand your disclosures here and in each discussion of changes in your segment and consolidated revenues and expenses to quantify the material causal factors cited. For example, quantify the changes in food service sales due to increased volume, trade promotion allowance management, and pricing actions. Refer to Item 303(A)(3) of Regulation S-K and related guidance.

Response:  The Company has expanded the discussion of changes in its consolidated net sales on pages 51 through 55 of the Amended Registration Statement to include tables quantifying the material causal factors cited and to clarify the corresponding descriptions in the tables.  The Company has also added a discussion of changes in cost of goods sold.  The Company believes this presentation, taken together with the discussion of changes in the Company’s selling, general and administrative expenses, other expenses, net, interest expense and income tax provision, provides the most meaningful and comprehensive explanation of changes in consolidated net sales and gross profit through the eyes of management, in accordance with Item 303(A)(3) of Regulation S-K and related guidance.

The Company has also expanded the discussion of changes in its net sales and operating income by reporting segment on pages 56 through 61 of the Amended Registration Statement to include tables quantifying the material causal factors cited.  The Company believes that these additional disclosures explain the changes in net sales and operating income through the eyes of management, in compliance with the requirements of Item 303(A)(3) of Regulation S-K and related guidance.

Income tax provision, page 49

10.                               You state that you paid minimal cash for income tax due to favorable tax attributes. Please expand your discussion to provide detail regarding the amount of income tax expense recognized during the periods under comparison and explain the nature and impact of your favorable tax attributes to the income tax provision.

Response:  The Company has revised the disclosure on pages 52 through 55 of the Amended Registration Statement to provide detail regarding the amount of income tax recognized and to explain the impact of the Company’s favorable tax attributes to the income tax provision.  In addition, it should be noted that the nature of the Company’s favorable tax attributes is also explained on page 50 of the Amended Registration Statement.

Critical Accounting Policies and Estimates, page 57

11.                               It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

Response:  In accordance with section V of SEC Release No. 33-8350, the Company has revised the disclosure on pages 66 through 70 of the Amended Registration Statement to provide greater insight into the quality and variability of information regarding financial condition and operating performance and to present the Company’s analysis of the uncertainties and the associated value of those uncertainties related to our Critical Accounting Policies and Estimates.

Goodwill and Other Intangibles, page 58

12.                               Your disclosure indicates your annual goodwill impairment analyses did not result in any impairment charges. Please confirm to us, if true, that no reporting units are at risk of failing step one of the goodwill impairment test under FASB ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one of the goodwill impairment test, disclose the following:

•                                          The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                                          The amount of goodwill allocated to the reporting unit;

•                                          A description of the methods and key assumptions used and how the key assumptions were determined;

•                                          A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                                          A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Response:  The Company confirms that no reporting units are at risk of failing step one of the goodwill impairment test under FASB ASC 350 20-35-4 through 8.  In the Company’s impairment analysis, the estimated fair values of its reporting units’ equity ranged from 164% to 303% of their respective book values.

Promotions, page 59

13.                               We note that you offer a variety of trade promotion incentives to your customers and to consumers (i.e., rebates, marketing promotions and special pricing arrangements). Please provide additional detail to describe how accurate your estimates resulting from promotion incentives have been in the past and the extent to which they are reasonably likely to change in the future.

Response:  The Company’s estimates associated with promotional incentives are not dependent on a high degree of subjective input.  These estimates have been accurate within approximately 1% of the Company’s annual trade promotion allowance expense during the past three years, and the Company does not expect the nature of these incentives or the accuracy of its estimates to change materially in the future.

The Company’s trade promotions classified as reductions in net sales relate primarily to programs with its customers that are:

•                  Established by the Company and customer based on specified unit volume allowances payable per unit of volume, or fixed amounts associated with execution and support of  special volume promotions;

•                  Accrued for based on actual monthly recorded sales;

•                  Monitored through sophisticated trade spend management systems that track recorded sales; and

•                  Settled frequently, generally monthly or quarterly.

The Company has not experienced material variations between actual results and its estimates for these programs.

The Company’s promotional expenses classified as part of selling, general and administrative expense are related to reimbursements for in-store product demonstrations, and other marketing activities such as consumer advertising, couponing, and trade shows.  For in-store product demonstrations (which comprise the majority of these expenses and are incurred primarily with only three customers), the cost is determined based on agree-upon allowances payable as a percentage of actual monthly sales.  For other marketing expenses, the Company estimates costs incurred based on historical performance and experience with similar programs.  The Company  has not experienced material variations between actual results and its estimates for these programs.

Stock-Based Compensation, page 59

14.                               We note your disclosure on page 61 describing the reasons for the increase in the estimated fair value of your restricted stock awards. Please note that we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price and the stock split terms. In this regard, we may ask you to provide further explanation for the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

Response:  The Company acknowledges that the Staff may have additional comments on its accounting for stock compensation once the Company has disclosed an estimated offering price range and the terms of its stock split.

Industry, page 63

15.                               You disclose on page 63 that your business is diversified across the U.S. foodservice, retail, and convenience channels. Discuss also your industrial channel, or explain why you omit it from your industry discussion.

Response:  The Company’s Industrial segment consists of sales under short-term co-manufacturing agreements with other food producers, such as packaged food companies, who in turn market and sell their products in the foodservice, retail and convenience channels.  There is no distinct co-manufacturing Industrial industry channel, other than as described in the discussion of the foodservice, retail and convenience industries.  As such, the Company has concluded that inclusion of an industry discussion relating to Industrial segment business does not provide meaningful information to investors.

Management, page 79

16.                               Although you disclose a wide breadth of experience for most of the individuals listed in this section, a number of the sketches are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please revise the sketches for Messrs. Simons, Sims, Booker, Dillingham, and Hollis to eliminate any gaps or ambiguities regarding their experience during that timeframe. See Item 401(e) of Regulation S-K.

Response:  The Company has revised the disclosure on pages 89 through 93 of the Amended Registration Statement.

Compensation Discussion and Analysis, page 86

17.                               Please expand your CD&A to include more fulsome disclosure concerning how you determine executive compensation. Specifically, please address (i) your policies for allocating between cash and non-cash compensation, (ii) your criteria for granting restricted stock awards, (iii) the metrics you use to determine total and individual bonus targets, and (iv) the individual performance goals you set for your named executive officers for purposes of determining bonuses. See Item 402(b) of Regulation S-K.

Response:  Historically the Company’s board of directors has applied a flexible, discretionary compensation philosophy in place of objective criteria or policies, including for purposes of allocating between cash and non-cash compensation, granting restricted stock awards, selecting metrics to determine total and individual bonus targets and setting individual performance goals for our named executive officers.  Among other things, the Company’s board of director’s ongoing qualitative discussion has taken into account (1) the need to attract and retain key talent by offering compensation packages generally in line with other companies in the Company’s space and (2) the need to incentivize certain behavior by aligning certain employees’ interests with those of our shareholders.

The Company has retained a compensation consultant to advise it on compensation matters prospectively.  The Company is currently:

(1)           reviewing competitive analyses, including compensation market data of peer companies, to aid it in objectivizing its executive compensation philosophy into specific criteria and policies, including policies for allocating between cash and non-cash compensation and criteria for granting restricted stock units;

(2)           determining compensation targets, which collectively and individually (a mix of base salary, target annual incentive and target long-term incentives) will provide for overall total direct compensation near the 50th percentile of the Company’s peer group;

(3)           discussing a meaningful leveraged emphasis on cash versus non-cash compensation and variable versus fixed pay for executives, with a focus on long-term incentives to encourage employees to achieve exceptional business results and think and act like shareholders (including considering the establishment and appropriate levels of stock ownership guidelines); and

(4)           setting individual performance goals for the Company’s named executive officers and key employees to optimally leverage the individual strengths thereof.

The Company has expanded the CD&A on pages 109 through 110 of the Amended Registration Statement to reflect its ongoing work with the Company’s compensation consultant to prospectively develop and establish objective criteria and policies for allocating between cash and non-cash compensation, granting restricted stock awards under the Company’s 2009 Omnibus Equity Incentive Plan, selecting metrics to determine total and individual bonus targets, and setting individual performance goals for its named executive officers and individual key employees for purposes of determining bonuses.

Summary Compensation Table, page 89

18.                               As Item 402(c) of Regulation S-K requires, please expand this table to provide three years of disclosure.

Response:  Pursuant to Instruction 1 to Item 402(c), the Company believes Item 402(c) of Regulation S-K does not require three years of disclosure, given that the

Company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during the Company’s last completed fiscal year.  See Instruction 1 to Item 402(c) below:

Instructions to Item 402(c). 1. Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.

Certain Relationships and Related Party Transactions, page 104

19.                               Please file or provide us with the “new” stockholders agreement once it is available.

Response:  The Company confirms that it will submit all exhibits, including the form of Stockholders Agreement (Exhibit 10.2), when available.

Description of Indebtedness, page 109

20.                               Disclose whether you are in compliance with all material covenants. Please advise us whether there have been any waivers sought or obtained in that regard since the start of your most recently ended fiscal year. Also expand your disclosure to discuss the limitations on the payment of dividends to which you refer in several instances.

Response:  The Company has revised the disclosure on pages 122 through 126 of the Amended Registration Statement.  The Company also confirms that it has not sought or obtained any waivers under its debt agreements since the start of its most recently ended fiscal year.

21.                               Please expand your disclosure to include the events that would trigger mandatory prepayment under each of your First Lien Term Loan, Second Lien Term Loan and ABL Facility.

Response:  The Company has revised the disclosure on pages 122 through 126 of the Amended Registration Statement.

Financial Statements

Note 10. Income Taxes, page F-22

22.                               We note 12% of pre-tax income is reflected as a permanent book/tax difference attributed to stock-based compensation in 2015. With a view towards expanded disclosure, please clarify for us why your stock-based compensation does not give rise to temporary book/tax differences.

Response:  The Company has not issued any equity awards under its 2009 Omnibus Equity Incentive Plan other than shares of restricted stock.  Grantees of restricted stock are permitted to make concurrent elections under Section 83(b) of the Internal Revenue Code, which result in immediate recognition by the grantee of compensation for income tax purposes based on the grant date fair value of the restricted stock.  As of April 2, 2016, all grantees of restricted stock under the Company’s 2009 Omnibus Equity Incentive Plan had made a concurrent election under Section 83(b) of the Internal Revenue Code.

Employee elections under Section 83(b) of the Internal Revenue Code establish the basis for the Company’s income tax deduction for employee compensation relating to grants of restricted stock.  As a result, any change in the value of restricted stock grants after the date of the related election under Section 83(b) of the Internal Revenue Code and any related recognition of additional compensation expense under the liability method of accounting the Company applies for income statement purposes does not give rise to any tax deductions and is a permanent book/tax difference.

The Company has also added additional disclosure on page F-23 of the Amended Registration Statement.

23.                               Your disclosure on page F-24 states that through “the current reporting period, the Company continues to have objective negative evidence of cumulative operating losses. Management currently believes that the realization of deferred tax assets does not meet the more likely than not threshold.” With a view towards expanded disclosure, please explain your basis for the deduction recorded in the valuation allowance in fiscal year 2015 of $16.7 million.

Response:  During fiscal 2015, the Company utilized $38.2 million of the $253.9 million of federal net operating loss carryforwards and $32.9 million of the state net operating loss carryforward it had available as of January 3, 2015.  The utilization of the net operating losses was the primary factor in the $16.7 million valuation allowance release in fiscal 2015.

However, based on the Company’s evaluation of positive and negative evidence that impacts its assessment of the realization of deferred tax assets, it determined that a full valuation allowance should continue to be recorded against the deferred tax asset remaining as of January 2, 2016.  Principal among the negative evidence was the fact that the Company had sustained a history of significant pre-tax losses in recent years.  In evaluating the five consecutive years preceding fiscal 2015, the Company continued to be in a cumulative operating loss position due primarily to fluctuations in commodity costs and its high degree of financial leverage.  Although the Company generated positive taxable earnings in fiscal 2015 and the first quarter ended April 2, 2016 as a result of recent operating cost reductions and increased prices due to commodity inflation, the Company’s future results are subject to a number of risks as described in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Amended Registration Statement, including the potential impact of refinancing its long-term debt. Based on all of these factors, the Company determined that the objective negative historical evidence outweighed the other subjective positive factors in determining the need for a valuation allowance.

The Company has also added additional disclosure on page F-24 of the Amended Registration Statement.

24.                               Please revise your disclosure on page F-24 to provide greater detail regarding the years in which net operating loss carry-forwards will expire, if unused. Refer to FASB ASC 740-10-50-3.

Response:  We have revised the disclosure on page F-24 of the Amended Registration Statement to provide greater detail regarding the years in which net operating loss carry-forward will expire, if unused.

25.                               Your disclosure on page F-25 states “Management believes that substantially all tax positions taken and expected to be taken and reflected in the consolidated financial statements at January 2, 2016 and January 3, 2015 are more likely than not to be sustained, based upon the technical merits, upon examination.” Please tell us how you considered the disclosures required by FASB ASC 740-10-50-15A

Response:  The Company has analyzed the tax positions taken on the federal and state income tax returns and concluded there are no material uncertain tax positions. In addition, the recent federal and state examinations resulted in no significant changes.

Note 16. Stock-Based Compensation, page F-29

26.                               We note the restricted stock you issue under the Equity Incentive Plan provides you with the right to call the restricted stock upon certain events, including the termination of employment. Therefore, you account for the issuance of restricted stock awards as a liability until “the point that the award has been vested for a sufficient period of time to allow the holder to fully bear the risk and rewards of ownership (generally six months).” Please expand your disclosure to describe the terms of the call option related to these awards and tell us why you believe six months is an appropriate period to reclassify the award from liabilities to equity. As part of your response, please cite the authoritative literature you believe supports your accounting.

Response: The Company has revised the disclosure on page F-31 of the Amended Registration Statement to describe the terms of the call rights related to restricted stock awards, and to clarify that the Company considers six months to be a sufficient period of time for the holder of shares of restricted stock to fully bear the risks and rewards of ownership.

As disclosed in the Amended Registration Statement, the Company’s 2009 Omnibus Equity Incentive Plan provides the Company with the right, but not the obligation, to repurchase all or a portion of an employee’s vested equity interests in the event that the employee’s employment is terminated for any reason, including involuntary termination by the Company.  The call right terminates immediately in the event of an initial public offering of at least 25% of the common stock of the Company.

During fiscal 2013 and fiscal 2012, the Company made a significant number of changes in its executive management team which resulted in the termination of employment for 10 of the 23 employees that held restricted stock awards, representing 85% of the restricted stock then outstanding.  At that time, the Company adopted the practice of exercising its right to repurchase vested shares of restricted stock from terminated employees upon termination for any reason, which it has continued to follow since that time. The fiscal 2013 terminations and resulting repurchases of shares of restricted stock from terminated employees caused the Company to assess its accounting method for unvested shares of restricted stock and shares of restricted stock that recently vested.  Based on the consistency of the practice of exercising the repurchase right that had developed, the frequency of involuntary terminations, and the high likelihood that as a closely held, privately-owned business, the Company would continue in the future to exercise its repurchase right upon employee terminations, the Company determined that the application of the liability method of accounting for restricted stock grants until such time as the shares were vested for six months was appropriate.

In connection with this assessment, the Company referred to the guidance in ASC 718-10-25-9 which states that “a period of six months or more is a reasonable period of time” to allow the holder to fully bear the risks and rewards of ownership and that an award should be classified as a liability if it is “probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time.

While superseded, the Company also considered the historical guidance in EITF Issue 00-23, “Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” in particular issues 23(a) and

23(b).  Paragraph 81 of that guidance states that “if variable accounting is required as a result of an assessment that a repurchase of immature shares is expected, variable accounting should cease at the earlier of (a) when the expectation no longer exists, (b) when the employer call right expires, or (c) when the shares are no longer immature.”  Although the historical guidance on “variable accounting” has been replaced by the concepts of “liability classification” under ASC 718, much of the underlying logic on repurchase features and distinguishing between cash settlement of an award and a subsequent treasury stock repurchase of an earned share is similar.  Therefore, we believe this historical guidance provides useful perspective on the accounting for the Company’s awards under ASC 718.

The Company has also revised its roll forward of Additional Paid-In Capital within its statement of stockholders’ deficit to reflect stock-based compensation expense recorded directly to liabilities rather than recorded to Additional Paid-In capital with a subsequent reclassification to liability. There was no net impact on total Additional Paid-In Capital or stock-based compensation. The Company has concluded that the impact to all prior periods was immaterial.

Note 17. Disclosures About Fair Values of Financial Instruments, page F-31

27.                               Your disclosure on page F-32 states that the “estimated fair values of the financial instruments have been determined by the Company using available market information and appropriate valuation techniques.” Please expand this disclosure to address the requirements of FASB ASC 825-10-50-10(b).

Response:  The Company has revised the disclosure on page F-33 of the Amended Registration Statement to provide additional information regarding the sources of information used to determine the estimated fair values of its financial instruments.

Segment Information, page F-34

28.                               You state that you do not disclose total asset balances or depreciation and amortization amounts by segment because this information is not regularly reviewed by the Company’s CODM. Please tell us how this complies with FASB ASC 280-10-50-22, which requires the disclosure of total assets for each reportable segment. It also requires the disclosure of depreciation and amortization for each reportable segment if these amounts are regularly provided to the CODM.

Response:  In accordance with FASB ASC 280-10-50-22, the disclosure of depreciation and amortization for reportable segments would be required if the CODM makes decisions on assets and regularly reviews asset information by operating segment.  The Company manages assets on a total company basis, not by operating segment.  The CODM does not receive any asset information by operating segment and, accordingly, the Company does not report asset information by operating segment.  The Company does not provide disclosure of depreciation and amortization for each reportable segment because this information is not provided to the CODM.

Exhibits

29.                               Please file copies of your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

Response:  The Company has included copies of its charter and bylaws as currently in effect as exhibits to the Amended Registration Statement.

***

Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:                                AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.